UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Lawson Products, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

520776105

(CUSIP Number)

Jacob D. Smith

Principal, General Counsel & CCO

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 520776105	Page 2 of 14

1.	Name of Reporting Persons. LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands / Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,689,358
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,689,358
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,358
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 19.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 3 of 14

1.	Name of Reporting Persons. LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 4 of 14

1.	Name of Reporting Persons. LKCM Micro-Cap Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,102
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,102
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,102
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 5 of 14

1.	Name of Reporting Persons. LKCM Core Discipline, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,128
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,128
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 6 of 14

1.	Name of Reporting Persons. LKCM Headwater Investments II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 592,326
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 592,326
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,326
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 7 of 14

1.	Name of Reporting Persons. Headwater Lawson Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 520776105	Page 8 of 14

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,574,202
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,574,202
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,574,202
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 29.0%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 520776105	Page 9 of 14

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,574,202
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,574,202
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,574,202
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 29.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 520776105	Page 10 of 14

1.	Name of Reporting Persons. J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,321,702
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,321,702
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,321,702
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 26.1%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 17 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Lawson Products, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a) The names of the persons filing this Schedule 13D are LKCM Private Discipline Master Fund, SPC, a Cayman Islands segregated portfolio company (“Master Fund”), PDLP Lawson, LLC (“PDP”), a Texas limited liability company and special purpose vehicle wholly-owned by Master Fund, LKCM Investment Partnership, L.P., a Texas limited partnership (“LIP”), LKCM Headwater Investments II, L.P., a Delaware limited partnership (“Headwater”), LKCM Micro-Cap Partnership, L.P., a Delaware limited partnership (“Micro”), LKCM Core Discipline, L.P., a Delaware limited partnership (“Core”), Headwater Lawson Investors, LLC, a Delaware limited liability company (“HWLI”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), J. Luther King, Jr. and J. Bryan King. Master Fund, PDP, LIP, Headwater, Micro, Core, HWLI, LKCM, J. Luther King, Jr. and J. Bryan King are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address of Master Fund is c/o Five Continents Financial Limited, 4th Floor, Anderson Square, 64 Shedden Road, P.O. Box 10324, Grand Cayman KY1-1003, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.

(c) LKCM Private Discipline Management, L.P., a Delaware limited partnership (“PD Management”), is the sole holder of the management shares of Master Fund, and LKCM Alternative Management, LLC, a Delaware limited liability company (“Alternative”) is the general partner of PD Management. PDP is a special purpose vehicle wholly-owned by Master Fund. LKCM Investment Partnership GP, LLC (“LIP GP”), is the general partner of LIP. LKCM Headwater Investments II GP, L.P., a Delaware limited partnership (“Headwater GP”), is the general partner of Headwater. LKCM Micro-Cap Management, L.P., a Delaware limited partnership (“Micro GP”), is the general partner of Micro, and Alternative is the general partner of Micro GP. LKCM Core Discipline Management, L.P., a Delaware limited partnership (“Core GP”), is the general partner of Core, and Alternative is the general partner of Core GP. LKCM Capital Group GP, LLC, a Delaware limited liability company (“Capital Group”), holds all of the outstanding membership interests of Alternative. LKCM serves as the investment manager for Master Fund, PDP, LIP, Headwater, Micro, Core, and HWLI. J. Luther King, Jr. is a controlling shareholder of LKCM and a controlling member of LIP GP. J. Bryan King is a controlling member of Headwater GP and Capital Group and the President of HWLI. J. Luther King, Jr. and J. Bryan King are controlling members of Alternative. The principal business of Master Fund, PDP, LIP, Headwater, Micro, Core and HWLI is purchasing, holding and selling securities for investment purposes, and the principal business of the other Reporting Persons is investment management.

(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Master Fund is organized under the laws of the Cayman Islands. PDP and LIP are organized under the laws of Texas. Headwater, Micro, Core, HWLI and LKCM are organized under the laws of Delaware. J. Luther King, Jr. and J. Bryan King are citizens of the United States.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Stock or disposal of all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.

On December 17, 2018, HWLI entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the sellers parties thereto (“Sellers”), pursuant to which HWLI has agreed to purchase 1,713,787 shares of Common Stock (the “HWLI Shares”) from the Sellers at a purchase price of $32.00 per share, payable in cash. The closing of the transactions contemplated by the Purchase Agreement is scheduled to occur on such date as is agreed upon by HWLI and the Sellers, but in any event no earlier than January 2, 2019 and no later than February 1, 2019. The obligations of the parties to consummate the transactions contemplated by the Purchase Agreement is subject to the representations, warranties, covenants, agreements and conditions set forth in the Purchase Agreement, which is incorporated by reference herein.

In connection with the transactions contemplated by the Purchase Agreement, the Reporting Persons anticipate that Messrs. Port, Errant and other individuals identified by the Reporting Persons would resign from the Issuer’s board of directors in connection with the closing of the transactions contemplated by the Purchase Agreement. The Reporting Persons expect to provide recommendations of nominees to the Issuer’s board of directors to fill the vacancies that result from such resignations of members of the Issuer’s board of directors in connection with the transactions contemplated by the Purchase Agreement.

Following the consummation of the transactions contemplated by the Purchase Agreement, given the Reporting Persons’ beneficial ownership of a significant number of shares of Common Stock, the Reporting Persons expect they will have significant influence over matters submitted to a vote of the Issuer’s stockholders, including the election of directors. If the Reporting Persons’ recommendations for nominees to replace directors that the Reporting Persons anticipate will resign are elected to the Issuer’s board of directors, the Reporting Persons expect they will also have significant influence on matters brought before the Issuer’s board of directors. Except as described herein, the Reporting Persons do not currently have any plans with respect to the Issuer’s operations and strategic direction, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more the results described in Items 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 6.

The information provided by the Reporting Persons is response to Item 4 is hereby incorporated by reference in response to this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated December 17, 2018, by and among the Reporting Persons

Exhibit 2	Purchase Agreement, dated December 17, 2018, by and among HWLI and the sellers party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2018

LKCM Private Discipline Master Fund, SPC

By:	LKCM Private Discipline Management, L.P., sole holder of its management shares

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

PDLP Lawson, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Headwater Investments II, L.P.

By:	LKCM Headwater Investments II GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Micro-Cap Partnership, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Core Discipline, L.P.

By:	LKCM Core Discipline Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

Headwater Lawson Investors, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.